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                                [PIKE LETTERHEAD]

                                                                    June 3, 2005

Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Pike Holdings Inc.
      Form S-1 filed April 18, 2005
      File No. 333-124117

Dear Ms. Long:

            Concurrently with this letter, Pike Holdings, Inc. (the "Company") is electronically transmitting Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1") for filing under the Securities Act of 1933, as amended (the "Act"). Amendment No. 1 is marked to show changes from the initial filing on Form S-1 and reflects revisions made in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated May 17, 2005 (the "Comment Letter").

            We are furnishing supplementally certain information requested in the Comment Letter. The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. The Staff's comments are set forth in italics below followed by the Company's responses. The page numbers in the italic captions refer to pages in the initial filing on Form S-1. The page numbers in the responses of the Company refer to pages in the prospectus contained within Amendment No. 1 (the "Prospectus").

            We are sending you by messenger hard copies of Amendment No. 1 (clean and marked) and the supplemental information you requested.

General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

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      We respectfully inform the Staff that we will include all additional non-Rule 430A information, including the price range and number of shares, in a future filing. We acknowledge that the Staff will need sufficient time to review this additional information prior to any distribution of a preliminary prospectus.

2. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

      We respectfully inform the Staff that we will provide the graphics and photos we intend to use in the Prospectus at a later date. We acknowledge that the Staff will need sufficient time to review such materials and may have comments on them.

Prospectus Summary, page 1

3. Please provide the basis for your statements here and throughout your document regarding the size of your operations, your market share, your leading positions, and your industry. For example, refer to your first sentence under the subheading "Business."

      We have included the basis for our statements throughout the document regarding the size of our operations, our market share, our leading positions and our industry in the supplemental information package being delivered herewith.

4. Please explain in Plain English what you mean by "geographic footprint" in the first paragraph.

      The Prospectus has been revised to reflect the Staff's comments. We have replaced the phrase "geographic footprint" throughout the Prospectus with either the phrase "service territory", the phrase "geographic market", or the phrase "geographic area", all of which refer to the geographic territory in which we provide our services.

5. We note your summary contains a lengthy description of the company's business and business strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28, 1998).

      The summary section of the Prospectus has been revised and decreased in length in response to the Staff's comments. Please see pages 1-4 of the Prospectus.

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6.    Please review your document and provide the necessary support for any comparative or factual assertions. Further, state the basis for comparative or factual assertions in the prospectus and provide independent support supplementally. For example:

      i. "expenditures on distribution and sub-500kV transmission work are generally more stable than those for heavy transmission infrastructure, which tend to be characterized by distinct, large, one-time projects" . . . page 1

      ii. "[o]ur workforce is supported by one of the largest and most modern fleets of specialty vehicles and equipment in our industry" . . . page 1

      iii. "year-over-year improvements in recordable and lost-time incident rates at Pike stand-alone in each of the five years ended June 30, 2004" . . . page 61.

      The Prospectus has been revised to state the basis for comparative or factual assertions in response to the Staff's comments. We have also included the necessary support for any comparative and factual assertions in the supplemental information package being delivered herewith.

Continued Focus on Operating Efficiency and Customer Service, page 3

7. We note your disclosure that you intend to "leverage the scale and scope of your capabilities to achieve higher levels of operating efficiency and productivity. . . ." Please revise to explain what you mean by "leverage."

      The Prospectus has been revised in response to the Staff's comments. Please see page 3 of the Prospectus.

Recent Developments, page 4

8. Please tell us supplementally why you consider your July 1, 2004 acquisition to be a "recent" development. We may have further comment based on your response.

      In response to the Staff's comments, the Prospectus has been revised to provide the information on the Red Simpson acquisition under the heading "Red Simpson Acquisition" rather than the heading "Recent Developments". Please see page 3 of the Prospectus.

Use of Proceeds, page 5

9. Please clarify here, with more detail in your Use of Proceeds section how much of the proceeds you will use to repay senior debt. Quantify and state the amount of proceeds you will use. For example, if you will use all of the net proceeds to repay senior debt, so state.

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      The Prospectus has been revised to reflect the Staff's comments. Please see pages 5 and 22 of the Prospectus.

Risk Factors, page 12

We have a substantial amount of indebtedness . . . page 17

10. Please disclose your annual debt service, and disclose how much it would increase with each 1% increase in interest rates.

      The Prospectus has been revised to reflect the Staff's comments. Please see pages 15-16 of the Prospectus.

Use of Proceeds, page 23

11. Please disclose the outstanding borrowings under the Tranche B and Tranche C term loans.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 22 of the Prospectus.

Dilution, page 25

12. Revise the dilution table to include the shares underlying options and warrants that officers, directors, and affiliates have the right to acquire. See Regulation S-K, Item 506.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 24 of the Prospectus.

Unaudited Pro Forma Condensed Financial Data, page 26

13. Revise the pro forma statements of operations and the related disclosures on page 7 to delete the pro forma presentations below income from continuing operations. Refer to Rule 11-02 of Regulation S-X.

      In response to the Staff's comments, the Prospectus has been revised to delete the pro forma presentations of (i) loss from discontinued operations, (ii) net income, (iii) loss from discontinued operations per share and (iv) net income per share. Income from continuing operations per share has not been deleted since presentation of this item is required by Rule 11-02(b)(6) of Regulation S-X. Please see pages 26 and 29 of the Prospectus.

14. Expand the disclosures related to the pro forma adjustment to depreciation expense to provide sufficient information to enable a reader to re-compute it. Specifically, please disclose the original weighted-average useful life and cost of Red Simpson's fixed assets and the adjusted weighted-average useful life and fair value of the assets as a result of the acquisition.

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      The fair value of the fixed assets acquired from Red Simpson was determined by an independent appraisal and resulted in an increase of $20.6 million from the historical net book value of $56.0 million. However, after assigning useful lives and salvage values that we have historically used for similar assets, the annual depreciation expense decreased in the pro forma statements by approximately $10.6 million from the historical depreciation expense of approximately $21.1 million, for the year ended June 30, 2004. This decrease is principally due to two factors:

      1) The majority of the fixed assets are vehicles, machinery and equipment. While Red Simpson assigned lives ranging from 3 to 7 years, we use a range of 3 to 19 years for the same class of assets. This difference is primarily attributable to our significant internal garage and maintenance facilities that provide routine preventative maintenance that has extended the life of equipment based on our historical experience. We continually evaluate our useful lives based upon our history of usage and timing of disposals.

      2) Red Simpson used lower salvage values, while we, through our extensive garage and maintenance facilities, are able to maintain the equipment longer and refurbish the equipment prior to disposal, which in turn provides for an increase in the value at the time of disposition. In determining the salvage value of the assets acquired, we review the asset type and age in comparison to our historical experience upon disposal of similar assets. The appropriateness of our useful lives and salvage values assigned to our assets is demonstrated by our history of recording minimal gains or losses from the resulting sales of assets.

      The Prospectus has been revised on page 27 to explain this.

15. Refer to note (b) on page 28 and note (a) on page 30. For each component of your general and administrative expense adjustments, tell us how the item was directly related to the pro forma transactions and why it is non-recurring. Refer to Article 11 of Regulation S-X.

      In response to the Staff's comments the Prospectus has been revised on pages 26 and 29 to eliminate certain of the general and administrative expense adjustments. With respect to the additional adjustments, we respectfully submit that the general and administrative adjustments below each have the characteristics described in Article 11 of Regulation S-X 210.11-02, paragraph 6, in that they are directly attributable to the transaction, are expected to have a continuing impact on the registrant and are factually supportable as described below. Further, as set forth in the Staff Training Manual in Topic 3.G.1.b:

            "Contractual terms of the combination such as major new compensation contracts with management would require pro forma adjustment if the new contracts are entered into as part of the acquisition agreement."

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      Each of these components were explicitly set forth in the Red Simpson purchase documents.

      The revised general and administrative adjustments on page 27 note (b) are as follows:

      -     Amortization of non-compete agreements                      $ 1.2

      -     Red Simpson discontinued deferred compensation plan           1.1

      -     Discontinued deferred compensation                           (0.2)

      -     Prior owner compensation                                     (1.5)

      - Amortization of non-compete agreements represents the amortization of non-compete agreements entered into pursuant to the terms of the acquisition agreement with Red Simpson with certain members of the management of the acquired business. The adjustment represents amortization of the non-compete agreement for the period presented as if the acquisition had occurred at the beginning of the fiscal period.

      - Red Simpson discontinued deferred compensation plan represents compensation arrangements entered into pursuant to the Red Simpson acquisition agreement with certain members of management of the acquired business. At the time, the arrangements required the employees to continue employment in order to receive payments over five years. The adjustment reflects the additional compensation charges for the period presented as if the acquisition had occurred at the beginning of the fiscal period.

      - Discontinued deferred compensation represents expense related to a Red Simpson plan terminated as part of the acquisition.

      - Prior owner compensation represents compensation paid to the former owner of the acquired business. The prior owner compensation was eliminated as part of the acquisition. The prior owner is currently a consultant to the company for $100,000 per annum for two years, and the consulting agreement was recorded as a liability in connection with purchase accounting. Since his duties are now being performed by Eric Pike, our Chief Executive Officer, we have eliminated compensation expense paid to the prior owner in fiscal 2004.

      The general and administrative adjustment on page 29 note (a) consists of an option buyback expense of $4.2 million. This option buyback expense represents the charge from the repurchase of common stock options as part of the 2004 recapitalization. This repurchase was a non-recurring event directly attributable to the 2004 recapitalization, and the registrant does not currently expect to enter into stock repurchase transactions that would include the repurchase of options.

16. Revise note (d) on page 29 to disclose the specific nature of the transaction expenses incurred by Red Simpson.

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      The Prospectus has been revised to reflect the Staff's comments. Please see page 29 of the Prospectus.

17. Tell us why you believe it is appropriate to include the write-off of debt fees in the pro forma statements of operations (note h on page 29 and note
      (c) on page 31) since it appears that they are directly related to the pro forma transaction and non-recurring.

      In response to the Staff's comments, the Prospectus has been revised to exclude the write-off of debt fees from the pro forma statements of operations and this has been disclosed in the Prospectus on pages 28 and 29.

MD&A - Critical Accounting Policies, page 39

18.   Revise your critical accounting policies to:

      - Disclose how you determined the fair value of each identifiable intangible asset you acquired, including if and how you determined the value of customer relationships you had a pre-existing relationship with. Also, address the potential impact of changes in your assumptions.

      The Prospectus has been revised to reflect the Staff's comments on pages 37-38.

      - Disclose if the purchase price allocation related to Red Simpson is final. If it is not, disclose and discuss the additional information you are waiting for, the nature of any contingencies and the potential impact of changes in the preliminary purchase price allocation.

      We believe the appropriate place for enhanced disclosure to this comment is in Note 3 of the Notes to Condensed Consolidated Financial Statements on page F-30 of the Prospectus to clarify that the allocation is preliminary and the potential impacts of changes. We are still in the process of determining the value of certain tangible assets and valuation of certain liabilities.

      We have added a reference to the preliminary purchase price allocation in the introduction to the unaudited pro forma condensed financial data on page 25 of the Prospectus.

      - Disclose the amounts you expensed for insurance and claims accruals during each period and discuss the reasons for fluctuations. Also, address the potential impact of changes in your assumptions.

      The Prospectus has been revised to reflect the Staff's comments related to insurance and claims accruals during each period presented. The amounts have alternatively been presented in Note 2 of the Notes to Consolidated Financial Statements on page F-12 of the Prospectus. We believe the disclosure to be more appropriate in the notes versus in the discussion of critical accounting policies.

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      Insurance and claims accruals have not fluctuated materially during the periods covered by our financial statements included in the Prospectus.

MD&A - Recent Developments, page 40

19.   Disclose the changes in ownership as a result of 2004 recapitalization.

      The 2004 recapitalization was a pro rata repurchase of outstanding shares of common stock and, accordingly, did not affect the percentage of shares owned by any of our existing stockholders. The Prospectus has been revised accordingly. Please see page 38 of the Prospectus.

MD&A - Deferred Compensation, page 41

20. Tell us how you determined the amount of deferred compensation expense you recognized during the period ended December 31, 2004 and the amount you will recognize during the quarter ended June 30, 2005. In addition, help us understand the amounts and reasons for the deferred compensation adjustments to the pro forma statements of operations.

      As part of the acquisition of Red Simpson, we assumed $26.0 million in deferred compensation liabilities. The $26.0 million deferred compensation liability at the date of acquisition was fully vested with no future service requirement for the employees. Amounts under the deferred compensation plan are to be paid out over two years subsequent to the acquisition. Paragraph 24 of SFAS 141 states: "The cost of an entity acquired in a business combination includes the direct costs of the business combination." Accordingly, the $26.0 million deferred compensation liability was appropriately included as part of the Red Simpson purchase price and will not result in any expense recognized in the Company's statement of operations, including during the periods ended December 31, 2004 or March 31, 2005 or during the quarter ended June 30, 2005.

      In addition, pursuant to the Red Simpson acquisition agreement, we agreed to pay $29.1 million in deferred compensation that vests over a four-year period. All discussion hereafter referring to deferred compensation shall mean the $29.1 million deferred compensation plan. Paragraph 34 of SFAS 141 states: "If the substance of the agreement for contingent consideration is to provide compensation for services or use of property or profit sharing, the additional consideration given shall be recognized as an expense of the appropriate periods." The $29.1 million in deferred compensation required future service to be provided for amounts under the plan to vest. Therefore, the amounts under the deferred compensation plan that were contingent upon future service were not considered part of the purchase price of Red Simpson and were recognized as expense over the service period. Paragraph 6A of APB 12 states: "To the extent the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee's service in a systematic and rational manner."

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      "Systematic and rational" in APB 12 is generally interpreted to mean accruing the cost of the deferred compensation on a straight-line basis from the effective date of the agreement to the end of the active service period. Accordingly, we determined that the $29.1 million in deferred compensation expense should be recognized ratably over the four-year service period.

      We have included a total of $6.6 million in deferred compensation adjustments to the pro forma statement of operations as additional expense for the year ended June 30, 2004. Of the total $6.6 million deferred compensation adjustment, $5.5 million was included as an increase to cost of sales and the remaining $1.1 million was included as an increase to general and administrative expense in the pro forma statement of operations for the year ended June 30, 2004. These amounts were determined based on our calculation of the deferred compensation expense using the straight line method in accordance with APB 12. Topic Three: Pro Forma Financial Information, Forecasts, and Forward Looking Information (Article 11 of Regulation S-X) of the SEC Training Manual states "Contractual terms of the combination such as major new compensation contracts with management would require pro forma adjustment if the new contracts are entered into as part of the acquisition agreement." Accordingly, these deferred compensation adjustments of $6.6 million to the pro forma statements of operations for the year ended June 30, 2004, were included as they are part of the contractual terms of the acquisition agreement with Red Simpson.

      The $3.2 million of deferred compensation expense recognized during the period ended December 31, 2004 was determined using the straight line method. This amount for the nine-month period ended March 31, 2005 was $4.8 million.


      In May 2005, the deferred compensation plan was amended to eliminate the future service requirement and fully vest the benefits under the plan. The amendment provides that if an employee continues to be employed, dies, becomes disabled, retires, or is terminated other than for certain circumstances defined by the amendment, the amounts under the deferred compensation plan shall be paid out in accordance with the original four-year payment term. However, if an employee voluntarily terminates or is terminated for certain circumstances defined by the amendment, then any remaining unpaid amounts under the deferred compensation plan are paid out on the fifteenth anniversary of the initial payment date plus interest. The interest rate is to be determined by the Company based upon a risk-free interest rate plus a margin reflecting the appropriate risk premium in accordance with FASB Concept Statement No. 7 "Using Cash Flow Information and Present Value in Accounting Measurements." Upon execution of the amendment in May 2005, the Company will incur one-time compensation expense of approximately $18.0 million in the period ended June 30, 2005, representing the unvested portion of the deferred compensation plan, discounted in accordance with FASB Concept Statement No. 7, and the Company will not accrue deferred compensation charges in future periods related to this plan.

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MD&A - Cash Flows, page 43 and 44

21. Revise the discussion of cash flows to disclose average days outstanding in billed and unbilled accounts receivable during each period and to discuss the reasons for fluctuations.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 45 of the Prospectus.

MD&A - Contractual Obligations and Other Commitments, pages 49 and 50

22. In order to increase transparency, we believe you should revise the tables of contractual obligations to include estimated cash requirements for interest and to disclose in a note the assumptions you used to calculate the estimates. Refer to footnote 46 to Release No. 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

      The Prospectus has been revised to reflect the Staff's comments. Please see page 48 of the Prospectus.

Liquidity and Capital Resources, page 46

23. Briefly describe the material financial and other restrictive covenants contained in your credit agreements. Please supplementally confirm to us that you are in compliance with all applicable covenants, provisions, and required ratios in these agreements, and all other long-term debt agreements. In the event you are not in compliance, disclose the terms you do not meet and the potential consequences to shareholders and to the company.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 47 of the Prospectus. We are currently in compliance with all applicable covenants, provisions, and required ratios in our senior credit facility. Our senior credit facility is our only material long-term debt agreement.

Industry Overview, page 52

24. We note disclosure on pages 53 and 57 of past growth in domestic electricity consumption and projected growth in electric power consumption for the nation as a whole and for the south central and southeastern regions. Please provide us supplementally with copies of the reports of the industry source(s) to which you refer. Please highlight the information that you rely upon for ease of reference.

      We have included copies of the reports of the Energy Information Administration and the Edison Electric Institute, to which we refer in the supplemental information package being delivered herewith.

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25.   In addition, please tell us whether you believe the materials from which your statements are based are the most recent materials on the subject by the sources. Please tell us whether they have been made available to the public, without payment of subscription or similar fees. Have any of the materials upon which these statements are based been published in widely circulated media of general interest or among industry participants? If so, please tell us when and where.

      We believe, based on a review of the materials posted on the websites of the Energy Information Administration, the Edison Electric Institute and the U.S. Census Bureau, that the materials used to support our statements referred to in Comment 24 are based on the most recent materials on the subject by those sources. These materials are available to the public, without payment of subscription or similar fees, on the websites of each of these organizations. We are not aware of any of these materials being published in widely circulated media of general interest other than on these websites.

Business, page 54

26. We note your statement on page 54 that you have developed "strong and long-standing relationships with our customers" over your "60-year history," and similar disclosure on page 1 that references your "59-year history." Revise your disclosure to eliminate this discrepancy.

      The Prospectus has been revised to eliminate the discrepancy by consistently referring to our "59-year history". Please see page 54 of the Prospectus.

27. If material, please disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year and seasonal or other material aspects of the backlog. Refer to Item 101(c)(1)(viii) of Regulation S-K.

      We perform over 90% of our services under master service agreements, where we typically perform our services based on hourly or unit rates. For the majority of our service revenues, our customers provide work orders for our employees to complete, with short completion cycles. We do not track backlog in monitoring our operations, and we do not believe a backlog measure would be meaningful to investors.

History, page 55

28. We note your disclosure concerning "strict internal controls." Consider revising, in light of your disclosure concerning material weaknesses in Red Simpson's internal control.

      The Prospectus has been revised to reflect the Staff's comments by deleting the reference to "strict internal controls". Please see page 55 of the Prospectus.

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Training, Quality Assurance and Safety, page 61

29. We note your disclosure that your safety and training program "often exceeds DOL requirements." Please revise to state whether you are in compliance with DOL requirements.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 61 of the Prospectus.

Properties, page 62

30. Please disclose the lease expiration dates for your rented properties. If material, please also revise your registration statement to disclose other material lease provisions for your rented properties.

      The Prospectus has been revised to include only our principal owned and leased properties and the applicable lease expiration date in the table on page 62. We have not disclosed other lease provisions since none of these provisions are material.

Information Systems, page 63

31. Please revise to disclose why you refer to your information system as "proprietary." Have you filed for protection with the U.S. Patent and Trademark Office? If so, please disclose. Otherwise, revise as necessary.

      The Prospectus has been revised to reflect the Staff's comments by deleting the word "proprietary". Please see page 63 of the Prospectus.

Competition, page 63

32. Revise your disclosure in this section to provide an estimate of the number of companies with which you compete and your relative competitive position, if known or reasonably knowable to you. In addition, please explain, if known or reasonably knowable to you, the positive and negative factors pertaining to your competitive position within the industry. See Regulation S-K, Item 101(c)(1)(x).

      The Prospectus has been revised to reflect the Staff's comments. Please see page 63 of the Prospectus.

Regulation, page 63

33. Please revise to clarify your compliance with applicable regulatory requirements. As stated, it appears that you refer only to licensing requirements. Please revise to clarify with respect to all regulation to which you are subject.

      The Prospectus has been revised to reflect the Staff's comments. Please see pages 63-64 of the Prospectus.

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34.   We note your policy to ensure that permits and licenses are held. Please revise to explain this policy. Is there a compliance program in place? How is this policy carried out?

      The Prospectus has been revised to reflect the Staff's comments. Please see pages 63-64 of the Prospectus.

Legal Proceedings, page 64

35. We note your disclosure concerning the Department of Labor audit of redemptions of common stock. Please revise to state whether an assessment would materially affect your results of operations, cash flows, or financial condition.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 64 of the Prospectus.

Management, page 65

36. Expand your discussion of Mr. Collins' business experience to include the period from 2000 to 2002. See Regulation S-K, Item 401(e).

      The Prospectus has been revised to reflect the Staff's comments. Please see page 65 of the Prospectus.

Management Services Agreement, page 75

37. Has Goldberg Lindsay & Co. LLC offered to terminate the management agreement in writing? If so, please disclose and file the agreement as an exhibit.

      Although Goldberg Lindsey & Co. LLC has agreed to terminate the management agreement as disclosed in the Prospectus on page 75, there is no written agreement to this effect.

Principal and Selling Stockholders, page 76

38. Please state the number of shares and the date when you arrived at such number for purposes of calculating the percentages shown in your table.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 77 of the Prospectus.

39. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

      None of the selling shareholders are broker-dealers or affiliates of broker-dealers.

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      As disclosed in the Prospectus, LGB Pike LLC and LGB Pike II LLC are the
      wholly owned entities through which Lindsay Goldberg & Bessemer L.P. owns the shares it will sell in the offering. We respectfully advise the Staff as follows: Robert D. Lindsay is a Co-Managing Partner of Lindsay Goldberg & Bessemer L.P. Mr. Lindsay is also a Director of each of Bessemer Group, Inc. and Bessemer Trust Company, N.A., Inc. Bessemer Group Inc. indirectly wholly owns, and Bessemer Trust Company, N.A., Inc. directly wholly owns, Bessemer Investor Services, Inc., a member of the National Association of Securities Dealers, Inc. We do not believe that these relationships make Lindsay Goldberg & Bessemer L.P. or its subsidiaries, LGB Pike LLC and LGB Pike II LLC, affiliates of Bessemer Investor Services, Inc.

40. For the selling shareholders who are affiliates of broker-dealers, disclose the following:

      i. Whether these selling shareholders purchased in the ordinary course of business; and

      ii. Whether, at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      As stated in our response to Comment 39, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

41. To the extent that any of these selling shareholders did not purchase in the ordinary course or had an understanding with any person to distribute the securities, you must also disclose that these selling shareholders are underwriters.

      None of the selling shareholders purchased outside of the ordinary course or had an understanding with any person to distribute the securities.

42. To the extent that any selling shareholders are not broker-dealers or affiliates or are able to make the representations in the preceding comment, please state that these selling shareholders may be underwriters.

      In light of our responses to Comments 39, 40 and 41, we respectfully submit that none of the selling shareholders are underwriters, and thus no statement that the selling shareholders may be underwriters has been included in the Prospectus.

43. Disclose when each of the selling security holders acquired the shares of common stock and the nature of the transaction.

      The Prospectus has been revised to reflect the Staff's comments. Please see pages 77-78 of the Prospectus.

Description of Senior Credit Facility, page 82

44. Please revise your disclosure to state how EBITDA is calculated under your credit agreement.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 84 of the Prospectus.

Description of Capital Stock, page 78

45. Please remove the qualification in the last sentence of the first paragraph. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. This also applies to the first paragraph on page 82 and the first paragraph on page 92 under "Additional Information."

      The Prospectus has been revised to reflect the Staff's comments. Please see pages 79, 83 and 94 of the Prospectus.

Business Combinations under Delaware Law, page 80

46.   Please tell us supplementally about your election not to be governed by
      Section 203 of Delaware General Corporation Law. Explain to us how you plan to make this election.

      As part of our reincorporation in Delaware, we will elect to not be governed by Section 203 of the Delaware General Corporation Law ("DGCL 203"). As permitted by Delaware law, this election will be made in our certificate of incorporation.

      The Prospectus has been revised to provide additional information about the election not to be governed by DGCL 203. Please see pages 80-81 of the Prospectus.

Underwriting, page 89

47. Please identify the selling stockholder that has agreed to provide the over-allotment option.

      The Prospectus has been revised to reflect the Staff's comments. Please see page 90 of the Prospectus.

48. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division's Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

      We respectfully advise the Staff that Citigroup Global Markets Inc. ("Citigroup"), one of the book-running managers, intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes.

      Citigroup currently intends to use i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of
      (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

      Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina S. Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

      In addition, Citigroup and J.P. Morgan Securities Inc. (collectively, the "Joint Book-Running Managers") may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

      It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. The Joint Book-Running Managers have advised us that none of the agreements the Joint Book-Running Managers have with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. The Joint Book-Running Managers have also advised us that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The Joint Book-Running Managers currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

      Consistent with this procedure, the following language has been included in the "Underwriting" section of the prospectus:

            "A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders."

      We have been advised by the Joint Book-Running Managers that each member of the syndicate of this offering will be an established firm, a registered broker-dealer and a member of The National Association of Securities Dealers, Inc. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the Joint Book-Running Managers know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Joint Book-Running Managers do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

      To address the Staff's concerns, the Joint Book-Running Managers will include in a communication to the syndicate the following:

            "The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of Pike Holdings, Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission."

      Given the responsibility of each broker-dealer to comply with all applicable rules of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., including the releases and no-action letters on Internet distributions, and given the representations that will be received by the Joint Book-Running Managers that syndicate members will so comply, there would not appear to be a regulatory need to make the Joint Book-Running Managers responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

      In addition, an electronic copy of the prospectus will be available on an Internet website maintained by Friedman, Billings, Ramsey Group, Inc. ("Friedman, Billings, Ramsey"), in connection with the activities of Fbr.com, which are described below in our response to Comment 49. Appropriate disclosure of that fact has been added to the Prospectus.

      Robert W. Baird & Co. Incorporated does not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering.

      We will supplement this response if we learn that any additional members of the underwriting syndicate may engage in electronic offers, sales or distributions.

49. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

      In response to the Staff's comment, we supplementally advise the Staff that neither we nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described in response to Comment 48 above regarding (A) Citigroup's use of i-Deal and (B) the availability of the prospectus on an Internet website maintained by Friedman, Billings, Ramsey Group, Inc. in connection with the activities of Fbr.com, which are described below and
      (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While certain of the Joint Book-Running Managers have contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the website. In its agreement with each such applicable Representative, Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Each applicable Joint-Book Running Manager has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

      The following disclosure will be added to the Underwriting section of the Prospectus on page 91:

            "Fbr.com, a division of FBR Investment Services Inc., which is an affiliate of Friedman, Billings, Ramsey Group, Inc., will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Friedman, Billings, Ramsey. Other than the prospectus in electronic format, the information of the Friedman, Billings, Ramsey website is not part of this prospectus."

      Friedman, Billings, Ramsey Group, Inc.'s procedures have been filed with the SEC Division of Corporation Finance and are on the "pre-approved list" that is disseminated to the Division's reviewers. Friedman, Billings, Ramsey Group, Inc. has been advised by the Staff to refer future Staff reviewers to the "pre-approved list."

      We will supplement this response if we learn that any of the underwriters or any additional members of the underwriting syndicate subsequently enter into any arrangements with a third-party to host or access the preliminary prospectus on the Internet.

50. Supplementally advise us whether you are doing a directed share program. If so, please confirm, if true, that:

      i. Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

      ii. No offers were made prior to the filing of the registration statement;

      iii.  Offers were made only with the prospectus; and

      iv. No funds have been or will be committed or paid prior to effectiveness of the registration statement.

      Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

      Citigroup will be administering the directed share program. We respectfully inform the Staff that we will provide Citigroup's form of directed share program materials, which have previously been reviewed by Kristina S. Wyatt of the Staff, at a later date.

      Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

      The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 25 days from the date of the final prospectus, such purchaser will not, without prior written consent of Citigroup, dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign a Lock-Up Agreement and submit it to Citigroup. The purchasers in the directed share program will be subject to a similar form of Lock-Up Agreement (other than the length of the lock-up period) as the Company's officers, directors and beneficial owners of the Company's common stock. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:

            "The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned."

      The Company and Citigroup will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup will handle the mechanics of distributing the shares.

      In addition, in connection with the directed share program, Citigroup will maintain a website that will allow participants based in the United States to participate in the directed share program through such website. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus. Participants may also use the website to complete documentation relating to the directed share program, to indicate their interest in the program and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who indicated interest in participating in the program. Any online procedures will be consistent with the procedures outlined in response to Comment 48.

      The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of Amendment No. 1 to the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

51. Please disclose the criteria that the underwriters will use in determining whether to consent to releasing the securities subject to the lock-up agreement.

      Specifically, disclose whether they will consider their own positions in the securities as a factor.

      The Joint-Book Running Managers have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions, and any waiver is at the joint discretion of the Joint-Book Running Managers.

      The Joint-Book Running Managers have further advised us that there are no specific criteria for the waiver of lock-up restrictions, and that they cannot in advance determine the circumstances under which a waiver might be granted. Any waiver will depend on the facts and circumstances existing at the time. Among the factors that the Joint-Book Running Managers may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company's common stock, historical trading volumes of the Company's common stock and whether the person seeking the release is an officer, director or affiliate of the Company. The Joint-Book Running Managers will not consider its own positions in the Company's securities, if any, in determining whether to consent to a waiver of the lock-up agreement.

Pike Holdings, Inc. Audited Consolidated Financial Statements

Consolidated Statements of Income, page F-5

43. It is not clear to us how you determined that presenting management fees and recapitalization expenses below income from operations is appropriate and complies with Rule 5-03 of Regulation S-X. Please revise your classification here and throughout the filing or explain why it is appropriate.

      The Prospectus has been revised to reflect the Staff's comments pertaining to management fees. Please see page F-5 of the Prospectus.

      Classification of the recapitalization expenses as non-operating expenses in accordance with Rule 5-03 of Regulation S-X is appropriate due to the nature of the recapitalization transaction and related expenses. As discussed in more detail in Note 1 of the Notes to Consolidated Financial Statements on pages F-8 to F-9 of the Prospectus, the $11.2 million of recapitalization costs were comprised of professional service fees of approximately $8.2 million and bonus payments of approximately $3.0 million. These expenses were incurred directly as a result of the April 2002 recapitalization, whereby affiliates of Lindsay Goldberg & Bessemer L.P. acquired approximately 88% of the equity ownership of Pike Holdings, Inc., which was solely entered into to consummate a change in control of Pike Holdings, Inc. and was not otherwise intended to impact our operations. As a result of the recapitalization transaction, changes in the stockholders' equity accounts were necessary to reflect the 2002 recapitalization. The professional service fees were comprised of accounting and legal due diligence expenses incurred from the beginning of the marketing process to the final closing of the transaction. The bonus payments consisted of success fees contingent upon the transaction and retention bonuses paid while we were undergoing the marketing of our equity in connection with the 2002 recapitalization, which is not in the ordinary course of our business operations. Accordingly, the recapitalization expenses have been separately stated in the income statement as non-operating and in the notes thereto, indicating clearly the nature of the April 2002 recapitalization transaction in accordance with Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

44. It is not clear to us how you determined that presenting recapitalization expenses as a cash outflow from financing activities is appropriate and complies with paragraph 20 of SFAS 95. Please revise your classification or explain how it complies with SFAS 95.

      Paragraph 18 of SFAS 95 states "Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment;..." The recapitalization expenses, as discussed in
      Note 1 of the Notes to Consolidated Financial Statements and in our response to Comment 43, were incurred directly as a result of the April 2002 recapitalization, whereby affiliates of Lindsay Goldberg & Bessemer L.P. acquired approximately 88% of the equity ownership of Pike Holdings, Inc., providing the previous owners of Pike Holdings, Inc.'s equity with a return on, and a return of, their investment. The recapitalization transaction was solely entered into to consummate a change in control of Pike Holdings, Inc., thereby meeting criteria for classification as a financing activity in accordance with paragraph 18 of SFAS 95. Furthermore, the recapitalization expenses were payments to effect a recapitalization of Pike Holdings Inc.'s equity ownership, which were outlays to reacquire the enterprise's equity instruments as stated in paragraph 20 of SFAS 95. Accordingly, the recapitalization expenses were appropriately classified as a cash outflow for financing activities.

Note 1 - Business, page F-9

45. It appears to us that you should separately disclose revenues from powerline services, storm restoration services and ancillary services as required by paragraph 37 of SFAS 131.

      The Prospectus has been revised to reflect the Staff's comments in Note 1 of the Notes to Consolidated Financial Statements on page F-9 of the Prospectus. Ancillary services are not separately material and are thus included in the revenues of powerline services.

Note 2 - Revenue Recognition, page F-10

46. Please clarify when and how you account for revenues and related costs for materials. In addition, please clarify how you determine estimated losses on unit-based service contracts, including the specific nature of the costs you include, and provide a roll-forward of the estimated losses you recorded during the periods presented. If material, quantify and discuss the significant assumptions you used to estimate losses under critical accounting policies in MD&A.

      We recognize revenues from service agreements as services are performed. The related costs, which typically include all direct labor and material costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs, are expensed as they are incurred or utilized.

      Generally, we recognize the full amount of any estimated loss on unit-based services when the costs to complete the remaining units exceed the estimated revenue to be received from such units. Generally, any accruals for estimated losses are not material.

      The Prospectus has been revised to further describe our revenue recognition policies. Please see page F-10 of the Prospectus.

Note 2 - Goodwill, page F-10

47. Your disclosure implies that you perform impairment reviews of goodwill by comparing its carrying value to undiscounted cash flows. It is not clear to us how your policy complies with paragraphs 18-31 of SFAS 142, since they require goodwill to be tested at the reporting unit level using a two-step test. It is also not clear to us how using undiscounted cash flows is consistent with the objective of measuring fair value as discussed in paragraph 24 of SFAS 142. Please clarify and revise your disclosure here and throughout the filing or explain how your current policy complies with SFAS 142.

      The Prospectus has been revised to reflect the Staff's comments. Please see page F-11 of the Prospectus.

Note 3 - Property and Equipment, page F-13

48. Please break out your machinery and equipment line item into more specific categories based on the related useful lives and disclose related salvage value percentages. Your current categorization is too broad for a reader to understand the timing of future depreciation expense. In addition, please disclose the amount of repair and maintenance expenses you recorded each period and, if applicable, discuss the reasons for material fluctuations in MD&A.

      The Prospectus has been revised to reflect the Staff's comments. Please see page F-14 of the Prospectus.

Note 6 - Mandatorily Redeemable Preferred Stock, page F-15

49. Please help us better understand the facts and circumstances related to: why you initially recorded the series A preferred stock at $17,500,000; why you reduced its carrying value to $5,429,000 at June 30, 2003; and why you entered into an agreement to repurchase it for $20,000,000 in 2005, as disclosed on page F-34.

      The Series A preferred stock was initially recorded at its fair value at the date of issue in accordance with EITF Topic D-98 and SAB 64. The fair value of $17,500,000 was obtained through an independent, third-party appraisal.

      The Series A preferred stock was issued with an initial base value of $45 per share. The base value was subject to adjustment based on targeted levels of adjusted earnings before income taxes, depreciation and amortization ("Adjusted EBITDA") and Average Adjusted EBITDA, as defined in the Series A preferred stock agreement for each of the fiscal years ending June 30, 2002 through June 30, 2006. The base value adjustment ranges from $5 to $50 per share depending on the Adjusted EBITDA and Average Adjusted EBITDA levels for the respective fiscal periods. The adjusted base value of a share of Series A preferred stock accretes at 7% per annum (such accretion will be calculated using compounding on an annual basis on December 31 of each year and will equal the adjusted base value plus the aggregate of all accreted amounts.) However, notwithstanding any of the foregoing, if the Average Adjusted EBITDA for the fiscal years ending June 30, 2002 and 2003 were below a certain minimum level defined in the Series A preferred stock agreement, the adjusted base value would be reduced to zero, rendering the preferred stock not redeemable for any value. EITF D-98 states:

            "If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable. In that case, the SEC staff would expect disclosure of why is it not probable that the security will become redeemable."

      Accordingly, we did not adjust the initial carrying amount of the Series A preferred stock until June 30, 2003, at which time the contingency related to the minimum level of Average Adjusted EBITDA level had been met and the Series A preferred stock was redeemable for a base value ranging from $5 to $50 per share as determined by the terms of the Series A preferred stock agreement previously discussed. EITF D-98 states:

            "If it is probable that the security will become redeemable, the staff will not object either of the following accounting methods:

            1. Changes in the redemption value are accreted over the period from the date of issuance (or from the date that it becomes probable that the security will become redeemable, if later) to the earliest redemption date of the security using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates and accounted for, and disclosed, in accordance with APB Opinion No. 20, Accounting Changes.

            2. Changes in the redemption value (e.g., market value) are recognized immediately as they occur, and the carrying value of the security is adjusted to equal the redemption amount at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security.

            Regardless of the accounting method selected, the resulting increases or decreases in the carrying amount of the redeemable security shall be treated in the same manner as dividends on nonredeemable stock and shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. Increases or decreases in the carrying amount shall reduce or increase income applicable to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends. If charges or credits are material to income, separate disclosure of income applicable to common stockholders on the face of the income statement should be provided."

      Accordingly, we elected to record changes in the redemption value immediately as they occur, and the carrying value of the security is adjusted to equal the redemption amount at the end of each reporting period as if it were also the redemption date for the security. We determined, in accordance with the Series A preferred stock agreement and the Adjusted EBITDA and Average Adjusted EBITDA levels for the fiscal years ending June 30, 2003 and 2002, that the adjusted base value of the Series A preferred stock was $5 per share, plus the 7% accretion discussed previously, resulting in a carrying value at June 30, 2003 of $5,429,000. The $12,071,000 decrease in the carrying value of the Series A preferred stock was charged to retained earnings and was presented separately as an increase to net income available to common stockholders on the face of the income statement in accordance with EITF D-98.

      We adopted SFAS 150 on July 1, 2003, which, among other things, required the Series A preferred stock to be classified as a liability and any dividends or accretion of the carrying value to be reflected as interest expense in the income statement. The carrying value of the Series A preferred stock was $6,007,000 at December 31, 2004. The Series A preferred stock agreement was amended on January 3, 2005 to redeem all of the outstanding shares of the Series A preferred stock for $20 per share. Upon execution of the amendment of the Series A preferred stock agreement, the Company recognized additional interest expense of $13,993,000.

      As discussed in Note 6 of the Notes to Consolidated Financial Statements, the Series A preferred stock was not redeemable at the option of the Series A preferred stock holder or our option prior to the stated redemption date, April 18, 2022, except upon certain limited events, such as certain change of control transactions or the sale of substantially all of our assets. The Series A preferred stock was mandatorily convertible, but not redeemable, upon an initial public offering at the liquidation value at the date of the offering. The redemption of the Series A preferred stock was consummated through an arms'-length, negotiated settlement between Lindsay Goldberg & Bessemer and the owners of Pike at the time of the 2002 recapitalization (the holders of the Series A preferred stock). The January 2005 redemption of our Series A preferred stock simplified our capital structure and eliminated the effect on future earnings of any adjustments to the redemption value of the Series A preferred stock. As described above, the original valuation of the Series A preferred stock of $17.5 million was determined by an independent third party appraisal. Also, as previously discussed, the redemption value was subject to adjustment based on levels of Adjusted EBITDA and Average Adjusted EBITDA through the fiscal year ending June 30, 2006. We believe that if our recent strong financial results continue, the redemption value could have eventually increased from $5 per share up to $50 per share, plus 7% accretion. Based on that original valuation and the potential negative impact on net income due to annual adjustments to the redemption value, we determined that the $20.0 million negotiated redemption value was fair and reasonable.

Note 9 - Stockholders' Equity, page F-17

50. We note that you did not include your common stock options in the calculation of diluted earnings per share because the effect would be anti-dilutive. Tell us the fair value of your common stock during each period presented and tell us how such value was determined. In addition, please tell us your proposed IPO price range and provide us a comprehensive discussion of how it was determined.

      We respectfully inform the Staff that we will supplementally provide the proposed IPO price range and a discussion of how it was determined once it is established.

      Common stock options issued under Stock Option Plan B were not included in the calculation of diluted earnings per share for all periods presented as the options include contingencies that were not satisfied at any period ending date and therefore are not exercisable and not included in diluted earnings per share in accordance with SFAS No. 128. The prospectus has been revised to include disclosure of the effect of SFAS No. 128 as a result of the contingencies and the number of the Stock Option Plan B options outstanding for each period presented.

      As a private company, the Board of Directors (the "Board") established the fair value of our common stock at least annually, or more frequently when other indicators of a change in value were present and an equity transaction was executed. The language in Note 9 of the Notes to Consolidated Financial

      Statements on pages F-18 to F-19 of the Prospectus has been revised to more clearly state that the effect of the outstanding options on the calculation of diluted earnings per share would not be dilutive for the periods presented. Our basis for the conclusion and fair values of our common stock during each period presented is set forth below.

      In the absence of a public market for our common stock, the Board, when authorizing the grant of employee options, considered numerous objective and subjective factors in determining the fair market value of our common stock. In making its determinations, the Board drew on the knowledge of its members, who have substantial experience in valuations of private entities, and, on certain occasions, on third-party valuation experts. Factors the Board considered include:

      - the price per share paid most recently for shares of our common stock in arms'-length transactions;

      - accomplishments and setbacks in our operations, including customer contract gains or losses, powerline revenue gains or losses, the impact of emergency storm revenues, margin trends and cost trends;

      - our business and general financial condition, including debt and capital expenditure levels;

      -     quality of management; and

      -     trends in the industry.

      In April 2002, we entered into the 2002 recapitalization with Lindsay Goldberg & Bessemer ("LGB"), an unrelated third party, at a negotiated fair value of the common stock of $56.12 per share. This transaction was the result of several months of negotiation following an auction process in which several parties expressed interest in participating in a recapitalization that would result in a substantial transfer of ownership. We believe the price paid by LGB was the result of a competitive and arms'-length negotiation between two independent parties and meets the definition of fair value described in SFAS-123 - "the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale." We believe that $56.12 per share had an implied multiple compared to pro forma EBITDA of 5.7 times and that the multiple is customary as compared with similar transactions by private equity investors with similar levels of risk, leverage and operating history. The 2002 recapitalization is described further in Note 1 of the Notes to Consolidated Financial Statements on pages F-8 and F-9 of the Prospectus.

      In connection with the 2002 recapitalization, in April 2002 we established two nonqualified stock option plans: Stock Option Plan A and Stock Option Plan B. These option plans are described under the caption "Management -- Stock Option Plans" on pages 71-74 of the Prospectus.

      We issued options to purchase 173,836 shares of our common stock to certain employees with an exercise price of $56.12 per share in April 2002, the same price per share as the negotiated 2002 recapitalization. Of these grants, 121,686 were options granted under Stock Option Plan A and 52,150 were options granted under Stock Option Plan B.

      Fiscal Year Ended June 30, 2002

      For the fiscal year ended June 30, 2002, the fair value of $56.12 was used as the fair value of the common stock as there were no indications of changes in the negotiated valuation from the recent April 2002 transaction. Since there was no change in the fair value of common stock, there were no additional shares calculated to add to the fully diluted share calculation.

      Fiscal Year Ended June 30, 2003

      In fiscal 2003, we canceled 10,945 grants under Stock Option Plan A and issued 12,018 Option A grants under Stock Option Plan A and canceled 4,691 grants and issued 5,150 grants under Stock Option Plan B to certain employees. These options were issued with an exercise price of $56.12, the current fair value as established by the Board as described below.

      For the fiscal year ended June 30, 2003, the Board elected to maintain the fair value of the common stock at $56.12 in light of the fact that there were many indicators that fair value had not changed, including the following:

      - Powerline services revenue decreased 5.7% due to decreased customer spending and an industry-wide downturn.

      - Gross margins decreased from 17.6% to 16.9% as a result of maintaining a higher labor force than required for the decrease in revenues.

      -     General and administrative costs increased 18.4% during the period.

      - We also significantly increased our debt load and corresponding interest expense by $9.1 million.

      - Partially offsetting the above factors was record storm revenue of $46.6 million.

      -     Cash flow from operations decreased by $9.8 million.

      - Our EBITDA from continuing operations, without giving effect to recapitalization expenses, was essentially flat at $50.7 million compared to $51.2 million in fiscal 2002.

      Based upon the above, for the fiscal year ended June 30, 2003, as the Board determined there was no change in the fair value of common stock, there were no additional shares calculated to add to the fully diluted share calculation.

      Fiscal Year Ended June 30, 2004

      In fiscal 2004, there were no options issued.

      For the fiscal year ended June 30, 2004, the value of the common stock was deemed to be $96.15 by the Board. The $96.15 value was derived from an implied multiple of 6.0 times pro forma EBITDA, which is consistent with the multiple paid for Red Simpson as described below.

      - In July 2004, the Registrant acquired Red Simpson in an arms'-length transaction. Red Simpson represented a significant acquisition for us that expanded our service territory as well as our capabilities for emergency storm work. This transaction was the result of several months of negotiation with a third party. We believe the price paid for Red Simpson was the result of an arms'-length negotiation between two independent parties and meets the definition of fair value as described in SFAS No. 123 - "the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale."

      - Further, to complete the acquisition, the Registrant sold approximately $72.0 million of common stock to certain existing shareholders and certain third party members of Red Simpson management at the deemed fair value of $96.15 per share of the Registrant.

      - In connection with the Red Simpson acquisition, additional options were approved for issuance. In October 2004, we granted 101,862 options to certain employees at an exercise price of $96.15, the most recent fair value based upon the July 2004 valuation.

      Current Fiscal Year

      In the fall of 2004, we experienced significant emergency storm work from several hurricanes that primarily affected Florida resulting in $132.2 million in revenues for the six months ended December 31, 2004. This resulted in an over 2.5-fold increase in emergency storm revenues over the prior record revenues in fiscal 2003. This increase also allowed us to pay down significant debt and generate record cash flows for the six months. We were able to achieve these results due to the acquisition of Red Simpson, which provided additional resources (employees and equipment) to perform emergency storm work.

      On December 10, 2004, we purchased common stock and options from existing shareholders on a pro-rata basis (excluding Option B grants) at $123.30 per share. The value of $123.30 per share was determined by the Board and was calculated by applying a 6.0 times multiple of pro forma EBITDA of the combined company.

      In the six months ended December 31, 2004, we also continued to improve our powerline services revenues as the increase in customer requirements that began in fiscal 2004 continued.

      For the nine months ended March 31, 2005, we computed diluted options for earnings per shares calculations using the June 30, 2004 valuation of $96.15 and the December 10, 2004 valuation of $123.30.

      In May 2005, we had a third party valuation performed as of January 31, 2005, which resulted in a total enterprise value of the company of $600 million and an implied $122.68 value per share of common stock.

      Note 9 of the Notes to Consolidated Financial Statements on pages F-18 to F-19 of the Prospectus has been adjusted to reflect the description of the options to be neutral rather than dilutive to earnings per share calculations.

Note 16 - Subsequent Event, page F-22

51. Please provide the disclosures required by paragraph 57 of SFAS 141 in the notes to your audited financial statements.

      Paragraph 57 of SFAS 141 states: "The notes to the financial statements also shall disclose the information required by paragraphs 51 and 52 if a material business combination is completed after the balance sheet date but before the financial statements are issued (unless not practicable)." The opinion date of Ernst & Young LLP for the audit of our June 30, 2004 financial statements was August 13, 2004. Under professional guidance, this date represents the substantial completion of the independent accountant's fieldwork. At such time, the disclosures required by paragraphs 51 and 52 were not available. The purchase price allocation procedures, including the closing balance sheet of Red Simpson, Inc. as of June 30, 2004 and the third-party valuations of the acquired equipment and identifiable intangible assets in accordance with SFAS 141, were not completed until April 2005. Accordingly, appropriate disclosures as required by paragraphs 51 and 52 of SFAS 141 could not have been made in the audited financial statements at the time of completion. Alternatively, the required disclosures have been made in the Unaudited Condensed Consolidated Financial Statements on page F-23 of the Prospectus as of and for the nine-month periods ended March 31, 2005 and 2004. It should be noted that if the disclosures were made in the audited financial statements, the information would still be required to be marked unaudited.

Pike Holdings, Inc. Condensed Consolidated Financial Statements (Unaudited) General

52.   Provide updated financial statements and related disclosures.

      We have revised the Prospectus to include the Company's Unaudited Condensed Consolidated Financial Statements for the nine months ended March 31, 2005 and related disclosures.

Note 5 - Stockholders' Equity, page F-30

53. We note that as part of your 2004 recapitalization transaction you repurchased non-vested options and recorded compensation expense of $4,200,000. Please explain to us how you determined the estimated fair value of the shares you repurchased. In addition, please tell us the share repurchase features within your option arrangements. Discuss how you considered FIN 44 and EITF 00-23 in accounting for any repurchase features and if you determined that the options should receive variable accounting.

      Our option arrangements do not have share repurchase features. Our options are issued with both a fixed number of shares and exercise price (equal to the fair value of the stock on the date of the grant) on the grant date and, accordingly, we have accounted for our options as fixed plans in accordance with APB 25.

      As part of our 2004 recapitalization, we executed a pro rata repurchase of common stock and common stock equivalents, resulting in a cash settlement of outstanding stock option awards. To properly account for this transaction, we referred to paragraph 66 of FIN 44 which states:

            "If cash is paid to an employee to settle an outstanding stock option, to settle an earlier grant of a stock awards within six months after vesting or to repurchase shares within six months after exercise of an option or issuance, total compensation cost shall be measured as the sum of:

            a. The intrinsic value of the stock option or award (if any) at the original measurement date; and

            b. The amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement."

      Accordingly, we recognized $4,200,000 of compensation expense, computed as the difference between the option exercise price and the estimated fair value of shares repurchased (i.e. cash paid). The cash paid was deemed the fair value, as described in response to Comment 50, of the stock less the respective option exercise price, which is considered to be "substantial consideration" as discussed in paragraph 209 of EITF 00-23. This transaction does not require variable accounting for the previously issued option grant. As previously discussed, substantially all options were issued with exercise prices equal to the fair market value on the date of grant and, therefore, there was no intrinsic value. Furthermore, no replacement options have been issued in the six months after the 2004 recapitalization through the date of this letter.

Note 7 - Goodwill and Identified Intangible Assets, page F-31

54. Please provide all the disclosures required paragraphs 44 and 45 of SFAS 142, including the weighted average amortization period for each identifiable intangible asset.

      The Prospectus has been revised to reflect the Staff's comments. Please see page F-33 of the Prospectus.

Red Simpson. Inc. Consolidated Financial Statements
General

55. Provide audited financial statements for the year ended December 31, 2001 and unaudited financial statements for the periods ended June 30, 2004 and 2003 or demonstrate that they are not required by Rule 3-05 of Regulation S-X.

      The Prospectus has been revised to include the December 31, 2001 audited financial statements as well as the audited financial statements for the periods ended June 30, 2004 and 2003.

Consolidated Statements of Income, page F-37

56. It is not clear to us how it was determined that presenting deferred compensation below income from operations is appropriate and complies with Rule 5-03 of Regulation S-X. Please revise the classification or explain why it is appropriate.

      The Prospectus has been revised to reflect the Staff's comments. Please see page F-40 of the Prospectus.

Part II

Indemnification

57. Please revise to provide the information required by Item 702 of Regulation S-K.

      The Registration Statement has been revised to reflect the Staff's comments. Please see pages II-1 to II-2 of Amendment No. 1.

Recent Sales of Unregistered Securities

58. Please revise your disclosure in this section to state which exemption from registration was claimed and briefly state the facts relied upon to make the exemption available for each of your recent sales of unregistered securities. See Regulation S-K, Item 701(d).

      The Registration Statement has been revised to reflect the Staff's comments. Please see pages II-2 to II-4 of Amendment No. 1.

Undertakings

59. Provide the undertaking required by Item 512(i)(2) of Regulation S-K. See Securities Act Rule 430A(a)(2).

      The Registration Statement has been revised to include this undertaking. Please see page II-5 of Amendment No. 1.

Exhibits

60. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

      We will submit to the Staff supplementally for its review under separate cover, when available, draft copies of the underwriting agreement and the legality opinion. Other additional exhibits have been filed together with Amendment No. 1 or will be included with a later filing. We acknowledge that the Staff will need sufficient time to review such materials and may have comments on them or on related disclosure in the prospectus.

61. Please file copies of your employment agreements with Messrs. Pike and Castaneda as exhibits to this registration statement. See Regulation S-K,
      Item 601(b)(10)(iii).

      We respectfully inform the Staff that employment agreements with Mr. Pike and, if an employment agreement is executed, Mr. Castaneda will be included with a later filing.

      The Company believes that the information contained in this letter, together with the revised disclosures in Amendment No. 1 and the materials provided supplementally, is responsive to the Staff's comments in your Comment Letter.

      Please call our attorneys at Cravath, Swaine & Moore LLP -- specifically
W. Clayton Johnson at (212) 474-1160 -- if you have any questions regarding this submission.

                                               Very truly yours,


                                               /s/ Mark Castaneda
                                               --------------------
                                               Mark Castaneda
                                               Chief Financial Officer

cc: (w/encl.)

Patricia Armelin
Anne McConnell
Matt Franker
Lesli Sheppard
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

W. Clayton Johnson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019